Michael Gilson +1 650 752 2015 michael.gilson@davispolk.com	Davis Polk & Wardwell llp 900 Middlefield Road, Suite 200 Redwood City, California 94063

September 17, 2025

Re:	CoreWeave, Inc. Registration Statement on Form S-4 Filed August 20, 2025 File No. 333-289742

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, CoreWeave, Inc. (the “Company”), we are submitting this letter in response to the comment provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated September 3, 2025 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to page numbers and captions in the Amended Registration Statement.

Registration Statement on Form S-4 filed August 20, 2025

General

1.
We note that the included tax opinions are “should” or “more likely than not” opinions. Please revise your Q&A and summary disclosures on U.S. federal income tax consequences, and add a risk factor, to set forth the risks of uncertain tax treatment to investors. See Section III.C.4 of our Staff Legal Bulletin No. 19.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 24, 36 and 214-215 of the Amended Registration Statement.

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Please do not hesitate to contact me at (650) 752-2015 or michael.gilson@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information. Thank you for your time and attention.

Very truly yours,

/s/ Michael Gilson

cc:

Michael Intrator, CoreWeave, Inc.
Adam Sullivan, Core Scientific, Inc.
Michael Kaplan, Davis Polk & Wardwell LLP
Tierney O’Rourke, Davis Polk & Wardwell LLP
Hillary A. Coleman, Davis Polk & Wardwell LLP
David A. Katz, Wachtell, Lipton, Rosen & Katz
Karessa L. Cain, Wachtell, Lipton, Rosen & Katz